ORGANIGRAM HOLDINGS INC.

CERTIFICATE OF CONSOLIDATION AND ADJUSTMENT UNDER WARRANT

INDENTURE

TO: TSX Trust Company

RE: Warrants issued November 12, 2020 and expiring November 12, 2023

Reference is made to the warrant indenture dated as of November 12, 2020 (the "Warrant Indenture") between Organigram Holdings Inc. (the "Corporation") and TSX Trust Company ("TSXT") pursuant to which up to 18,687,500 common share purchase warrants of the Corporation ("Warrants" and each, a "Warrant") may be issued. Capitalized terms contained in this certificate have the same meanings given to such terms in the Warrant Indenture.

Pursuant to Section 4.6 of the Warrant Indenture, the Corporation hereby gives notice to TSXT that the Corporation intends to complete a consolidation of the Common Shares of the Corporation (the "Consolidation") on the basis that four pre-consolidation shares shall form one post-consolidation share. The Consolidation shall be effective as of July 5, 2023 (the "Effective Date").

Pursuant to Section 4.1 of the Warrant Indenture upon the Consolidation becoming effective, the Exercise Price shall be adjusted as of the Effective Date to $10.00 per whole Common Share (being an increase in proportion to the number of outstanding Common Shares resulting from the Consolidation) (the "Adjusted Exercise Price") as follows:

Adjusted Exercise Price	= Exercise Price	X	Number of Common Shares Outstanding before Consolidation Number of Common Shares Outstanding after Consolidation

	= CDN$2.50	X	321,994,768 80,498,692

= CDN$10.00

Pursuant to Section 4.1 of the Warrant Indenture, the number of Common Shares purchasable upon the exercise of each Warrant shall be 0.25 (being an amount determined by multiplying the number of Common Shares theretofore obtainable on the exercise of a Warrant by a fraction of which the numerator is the Exercise Price in effect immediately prior to the Consolidation and the denominator is the Exercise Price resulting from the Consolidation) (the "Adjusted Number of Common Shares Issuable") as follows:

Adjusted Number of Common Shares Issuable	= Number of Common Shares Issuable X	Exercise Price Adjusted Exercise Price

	= 1 Common Share X	CDN$2.50 CDN$10.00

= 0.25 of a Common Share

Pursuant to Section 3.7 of the Warrant Indenture, no fractional Common Shares shall be issued in connection with the Consolidation and, in the event that the Consolidation produces a fractional Common Share, the number of Common Shares shall be rounded down to the nearest whole number. No consideration or compensation will be paid or issued in respect of fractional Common Shares that are cancelled as a result of the Consolidation.

TSXT shall be authorized to rely on this certificate and directed to comply with the directions provided herein and the delivery of this certificate shall be TSXT's authority for doing so.

DATED July 5, 2023.

ORGANIGRAM HOLDINGS INC.

/s/ Beena Goldenberg
Name:	Beena Goldenberg
Title:	Chief Executive Officer